UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached hereto and incorporated by reference herein is an unofficial translation into English of the presentation of debts and guarantees of the Registrant presented to the holders of the Registrant's Series C Debentures at their meeting today, July 23, 2015.

[Unofficial Translation – into English]

Alon Blue Square Israel Ltd.

_____________________________________________________

Description of Debts and Guarantees of the Company in Advance of

Meeting of Debenture holders 23.7.2015

CLARIFICATION

The next slide is intended to provide information only, does not constitute an opinion, recommendation or offer for the purchase or sale of securities of the Company and is not a substitute for discretion or the independent collection and analysis of information by every potential investor. The information below is only partial, and it is displayed in summary form for convenience only and should be read together with the details, descriptions, clarifications, assumptions, limitations, estimates and risk factors contained in the Company's reports regarding periods ending on December 31, 2014 and March 31, 2015.

The slide contains details regarding the actions, processes and estimates of the Company in relation to its assets, obligations and activities, which information constitutes forward-looking information, as defined in the Israel Securities Law, 1968 ("Securities Law") and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including forecasts and estimates, whose actual realization is uncertain and are not under the control of the Company, regarding future events or issues, whose actual realization are uncertain and are not under the control of the Company (collectively, "Forward Looking Information").

Forward Looking Information is not a proven fact, is impossible to estimate precisely in advance and is based on subjective estimates of the Company, which is based, among others, on analysis of general information in its possession at the time of preparation of the slide. Therefore, the Forward Looking Information contains a number of uncertain factors and risks that must be taken into account.

The realization or non-realization of the Forward Looking Information will be influenced by factors that are not possible to estimate in advance and are not necessarily in the control of the Company, including risk factors characterizing the activities of the Company.

In addition, the information that follows is based on economic estimates and assessments which were prepared according to the best judgment of the Company in a scope believed by it to be accurate; however, this does not exhaust all the different approaches, examples and possibilities available on the market in connection with the relevant information.

Therefore, there is no certainty that the calculations displayed in the slide will occur in the future, and they may occur in a different manner. In addition, it is clarified that the following information is not be used in lieu of information conveyed by the Company in its reports.

BLUE SQUARE – STATUS OF DEBT AND GUARANTEES

NIS (in millions)
Blue Square Debt
Debentures	384
Banks	192
Blue Square Real Estate	50
Total Blue Square Debt	626

Joint Accounts with Mega
Banks	115
Total Mega	115

Bank Guarantees to secure Debt of Mega Retail and Eden
Guarantees for Mega	186
Guarantees for Eden	29
Total Guarantees for Mega and Eden	215

Total Debt and Guarantees to Banks on account of Mega	330

Additional Guarantees
Guarantees on account of Naaman Acquisition	31
Guarantees to Kfar Hashashuim	41
Guarantees to Ministry of Communications	10
Total Additional Guarantees	82

Total Debt and Guarantees for Debentures and Banks	1,038

Obligations on account of Coupons	160

Total Obligations and Guarantees of the Company in the event Mega Continues to Operate	1,198

Additional Guarantees in the event Mega is Bankrupt
Blue Square Guarantees to Mega Employees	70
Credit Insurance Guaranty	120

Guarantees to Lessors of Property	Scope of exposure to owners of approximately 30 assets dependent on market conditions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 23, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary